                                   APPENDIX D
                      HYPOTHETICAL LIQUIDATION ASSESSMENT

    In connection with its reorganization proceedings under the CCAA, AT&T Canada has undertaken the Hypothetical Liquidation Assessment for the purpose of determining the recoveries available to distribute to its creditors pursuant to a liquidation of its consolidated assets in formal insolvency proceedings. The purpose of this analysis is to provide the Affected Creditors voting on the Plan with the benchmark against which to evaluate the Plan. The Hypothetical Liquidation Assessment has been prepared on a consolidated basis only. Liquidation assessments have not been prepared for any of the AT&T Canada Companies on an individual basis.

    The gross amount of estimated cash available for distribution would be the sum of the proceeds from the disposition of the consolidated assets of and cash held by the AT&T Canada Companies at the commencement of formal insolvency proceedings. Such amounts would then be reduced by the costs and expenses of the liquidation. Further reductions would be required to eliminate cash and asset liquidation proceeds that would be applied to secured claims and amounts necessary to satisfy other administrative, trust and priority claims that may result from the termination of the AT&T Canada Companies' business and the liquidation of their assets. Any remaining cash would be available for distribution to general unsecured creditors and shareholders in accordance with the distribution hierarchy authorized by the Ontario Superior Court of Justice or the Canadian Bankruptcy and Insolvency Act.

    Underlying the Hypothetical Liquidation Assessment are a number of estimates and assumptions regarding liquidation proceeds, that, although developed and considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies beyond the control of the Company and its management (particularly relating to the uncertainty in realizations that would occur in network asset recoveries as a consequence of selling the quantum of assets that the AT&T Canada Companies currently hold, in a 12-month timeframe). ACCORDINGLY, THERE CAN BE NO ASSURANCE THAT THE VALUES REFLECTED IN THE HYPOTHETICAL LIQUIDATION ASSESSMENT WOULD BE REALIZED IF THE AT&T CANADA COMPANIES, IN FACT, DID UNDERGO SUCH A LIQUIDATION, AND ACTUAL RESULTS COULD VARY MATERIALLY FROM THOSE SHOWN HERE.

    The Hypothetical Liquidation Assessment was prepared by management, on a consolidated basis, based on the consolidated preliminary unaudited balance sheet of the AT&T Canada Companies as at August 31, 2002 and on the assumption that the AT&T Canada Companies ceased operations on March 31, 2003 (with the exception of certain interests in a subsidiary company and an operating division of AT&T Canada Corp. which are expected to be sold as going concern operations, even in the event of a liquidation of the assets of the other AT&T Canada Companies, as discussed further in the notes to this analysis) . The Hypothetical Liquidation Assessment assumes the consolidated preliminary unaudited August 31, 2002 balance sheet, on which the analysis is based, is a proxy for the March 31, 2003 balance sheet with the exception of certain items, such as cash, where forecast estimates as at March 31, 2003, or other appropriate dates, were used.

    The Hypothetical Liquidation Assessment also assumes that the liquidation of the AT&T Canada Companies would commence under the direction of a Trustee-in-Bankruptcy and/or a Court-appointed officer pursuant to formal insolvency proceedings and continue for a period of 12 months, during which time all the major assets of the AT&T Canada Companies would either be sold, conveyed to the respective lienholders or abandoned and the cash proceeds, net of liquidation-related costs, would be distributed to creditors. The Hypothetical Liquidation Assessment assumes that that AT&T Canada Companies will continue operations, on a wind-down basis, for a period of approximately 7 months, allowing customers an opportunity to transition to a new service provider. This is expected to enhance accounts receivable recoveries as well those in connection with network assets.

    Although some assets might be liquidated in less than 12 months, other assets would be more difficult to collect or sell, thus requiring a liquidation period of at least 12 months.

    For certain assets, estimates of the liquidation proceeds were made for each asset individually. For other assets, liquidation values were assessed for general classes of assets by estimating the percentage recoveries that a Trustee-in-Bankruptcy or a Court-appointed officer might achieve through their disposition. As the

Hypothetical Liquidation Assessment was performed on a consolidated basis, it assumes the liquidation proceeds of the AT&T Canada Companies would be distributed on a PRO RATA basis to all the creditors of the AT&T Canada Companies. The major assumptions underlying the Hypothetical Liquidation Assessment are listed in the notes to this analysis.

ESTIMATED LIQUIDATION PROCEEDS                                BOOK VALUE (A)   RECOVERY %    AMOUNT
------------------------------                                --------------   ----------   --------
ASSETS
Cash and cash equivalents (b)...............................     $  355.6         90.3%     $  321.1
Accounts receivable (c).....................................        152.0         51.4%         78.2
Other current assets (d)....................................         35.4         20.6%          7.3
Property, plant and equipment (e)...........................        956.4         10.6%         91.5
Deferred pension asset (f)..................................         53.2          0.0%        --
Other assets, net (g).......................................         88.0         39.0%         34.9
                                                                 --------                   --------
                                                                 $1,640.6         33.1%     $  533.0
                                                                 --------                   --------
GROSS LIQUIDATION PROCEEDS..................................                                $  533.0
                                                                                            --------
LESS: LIQUIDATION FEES AND EXPENSES
  Professional fees (h).....................................                                $  (25.0)
  Government priority claims (i)............................                                    (5.7)
  Net operating cash outflow (j)............................                                   (73.8)
                                                                                            --------
                                                                                            $ (104.5)
                                                                                            --------
NET LIQUIDATION PROCEEDS BEFORE SECURED CLAIMS..............                                $  428.5
LESS: SECURED CLAIMS (K)....................................                                   (22.1)
                                                                                            --------
NET LIQUIDATION PROCEEDS AVAILABLE FOR ALL UNSECURED
  CREDITORS.................................................                                $  406.4
                                                                                            --------
% Recovery (book value basis)...............................                                    24.8%
                                                                                            ========
ESTIMATED TOTAL UNSECURED OBLIGATIONS (L)...................                                $5,225.0
                                                                                            --------
% Recovery (unsecured claim basis)..........................                                     7.8%
                                                                                            ========

------------

Note: The net book value of Property, plant and equipment includes network service and information system asset write-downs in the order of $1.26 billion, for accounting purposes, to August 31, 2002.

                  NOTES TO HYPOTHETICAL LIQUIDATION ASSESSMENT

    A summary of the assumptions used by the management of the AT&T Canada Companies in preparing the Hypothetical Liquidation Assessment is set forth below.

NOTE A -- BOOK VALUES AS OF AUGUST 31, 2002

    Unless otherwise stated, the book values used in the Hypothetical Liquidation Assessment are the preliminary unaudited book values as of August 31, 2002, and are assumed to be representative of the consolidated assets and liabilities of the AT&T Canada Companies as of March 31, 2003, the Plan Implementation Date.

NOTE B -- CASH AND CASH EQUIVALENTS

    Cash consists of all cash in banks or operating accounts and liquid investments with short-term maturities. Cash is assumed to be fully recoverable, with the exception of certain monies which have been placed in segregated trust accounts established for the benefit of the Directors and Officers of the AT&T Canada Companies in the event that certain obligations of the AT&T Canada Companies, which could give rise to Director and Officer liabilities, are not satisfied by the AT&T Canada Companies.

    The book value of cash reflects the unaudited forecast consolidated cash of the AT&T Canada Companies as at March 31, 2003.

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NOTE C -- ACCOUNTS RECEIVABLE

    Accounts receivable consists primarily of third party trade accounts receivable and those due from related parties. The accounts receivable analysis assumes that a Trustee-in-Bankruptcy or a Court-appointed officer would retain staff to process the collection of outstanding accounts receivable as well as retain such other staff, services and sources of supply necessary to continue the operations of the network, while customers are afforded an opportunity to transition to an alternate service provider. Management considers this essential in order to enhance realizations on accounts receivable (and also to enhance recoveries with respect to network assets, as discussed further in Note E -- Property, plant and equipment).

    Proceeds from the collection of trade accounts receivable were estimated by management taking into consideration the credit quality of the counter party and other collection issues by major account category, the aging and normal time for the collection of each major receivable account category, specific account issues with respect to the major accounts, existing off-sets and unrecorded credits. Accounts receivable due from related parties are not expected to result in any recoveries as existing offsets exceed amounts due, in all cases. The Hypothetical Liquidation Assessment assumes a recovery rate of approximately 61% on trade receivables, 0% on related party receivables, for an estimated recovery rate of 51.4% for aggregate accounts receivable on a book value basis.

NOTE D -- OTHER CURRENT ASSETS

    Other current assets consist primarily of prepaid insurance, business taxes, software and system costs, as well as rights of way. Such assets are estimated to have a recovery rate in a liquidation scenario of 20.6%, in aggregate, on a book value basis. Most recoveries are estimated in the form of offsets to continuing operating costs, which form part of net operating costs in liquidation (see Note K -- Net operating cash flow).

NOTE E -- PROPERTY, PLANT AND EQUIPMENT

    Property plant and equipment consists of network service assets, information systems, real estate and vehicles. Together, network service assets and information systems comprise approximately 82% of the carrying value of all assets included in property, plant and equipment on a book value basis.

    Network assets consist of lit and dark fiber, fiber optic transmission systems, voice and data switches, infrastructure and associated equipment. The Hypothetical Liquidation Assessment assumes the following recoveries for the major network assets, on a percentage of book value basis:

Cable plant (primarily fiber cable -- long haul and metro
  combined).................................................      18%
Fiber optic transmission systems............................       7%
Voice switching.............................................       8%
Data switching..............................................       7%
Infrastructure and associated equipment and other assets....  5% - 8%

    In deriving estimated liquidation values for network assets, the AT&T Canada Companies retained the valuation services of DoveBid Valuation Services, Inc., who have provided estimated liquidation values for approximately 58% of all network assets on a percentage of net book value basis.

    The above recovery rates take into consideration that certain assets will not have any buyers, at any price, within the 12-month liquidation timeframe.

    The Hypothetical Liquidation Assessment assumes that real estate recoveries will approximate 100% of book values and vehicle recoveries will approximate 63% of book value.

NOTE F -- DEFERRED PENSION ASSET

    Deferred pension asset consists of prior period pension expenses which have been capitalized in accordance with Canadian Generally Accepted Accounting Principles. These are projected to have no value in liquidation.

                                      D-3
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NOTE G -- OTHER ASSETS, NET

    Other assets, net consists primarily of an interest in a subsidiary company, the assets of an operating division, deferred financing costs, customer lists and radio frequency band licences. Deferred financing costs are projected to have no value in liquidation. Customer lists and licences are projected to result in nominal realizations in liquidation.

    The interest in a subsidiary company consists of Canada Corp's wholly-owned interest in Contour Telecom Inc. ("CONTOUR"). The above-referenced operating division refers to the Montage.DMC eBusiness Services operation ("MONTAGE"), which operates as part of Canada Corp. The Hypothetical Liquidation Assessment assumes that both Contour and Montage will be sold as going concerns, even in the event of a liquidation of all the other AT&T Canada Companies, as these companies operate, administratively and operationally independent of the other AT&T Canada Companies. (see Note B -- Cash and cash equivalents).

NOTE H -- PROFESSIONAL FEES

    Professional fees would include the fees of the Trustee-in-Bankruptcy and/or a Court-appointed officer, their legal counsel, fees of asset sales and other professionals retained to assist in the realization of receivables, property, plant and equipment and other assets.

NOTE I -- GOVERNMENT PRIORITIES

    Government priorities consist of certain employee and commodity tax withholdings, environmental claims and other. The estimated priority claims incorporate the existence of certain trust arrangements in favour of the Directors and Officers of the AT&T Canada Companies, which would provide for the payment of certain government priorities, where those priorities are also liabilities of the Directors and Officers of the AT&T Canada Companies. Government priorities were assumed to exist in the context of bankruptcy proceedings involving the AT&T Canada Companies (with the exceptions described in Note G -- Other Assets, net).

NOTE J -- NET OPERATING CASH OUTFLOW

    Net operating cash flow consists of the net cash cost of operating the AT&T Canada Companies for 7 months on a declining basis, as well as additional wind-down costs for the remaining 5 months of the liquidation period. As such, net operating cash outflow includes receipts from revenues generated in the liquidation period, normal operating costs of maintaining the network, normal supply costs, employee stay bonuses, potential arrear payments to critical suppliers, minor capital expenditures and other.

NOTE K -- SECURED CLAIMS

    Secured claims consist of current obligations of the AT&T Canada Companies which are secured by existing vendor financing arrangements.

NOTE L -- UNSECURED CREDITOR CLAIMS

    The Hypothetical Liquidation Assessment assumes that, as at March 31, 2003, there will be approximately $4.7 billion in bondholder indebtedness (inclusive of accrued interest), $300 million in regular accounts payable and accrued liabilities and approximately $225 million in claims relating to outstanding litigation claims, existing pension fund deficits and other.

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